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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ---------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1__)*
                                  --------------

                              Rite Aid Corporation
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    767754104
                                 (CUSIP Number)

                             Jennifer Bellah Maguire
                           Gibson, Dunn & Crutcher LLP
                             333 South Grand Avenue
                       Los Angeles, California 90071-3197
                                 (213) 229-7986
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 5, 2001
       (Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), checking the following box. /__ /

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


================================================================================

CUSIP No. 767754104       13D Amendment No. 1                 Page 2 of 15 Pages
--------------------------------------------------------------------------------


(1)      Name of Reporting Persons:
         I.R.S. Identification No. of Above Persons (entities only):

         Green Equity Investors III, L.P.
         Green Equity Investors Side III, L.P.
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [ ]

--------------------------------------------------------------------------------
(3)      SEC Use Only:

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions):
                                     WC
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):     [ ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization:
                                     Delaware
--------------------------------------------------------------------------------
NUMBER OF         (7)      Sole Voting
SHARES                     Power     0
BENEFICIALLY      --------------------------------------------------------------
OWNED             (8)      Shared Voting
BY EACH                    Power     66,131,430 shares of Common Stock issuable
REPORTING                            upon conversion of
PERSON WITH                          3,637,228.65 shares of Rite Aid's 8% Series
                                     D Cumulative Convertible "Pay-In-Kind"
                                     Preferred Stock
                  --------------------------------------------------------------
                  (9)      Sole Dispositive
                           Power     0
                  --------------------------------------------------------------
                  (10)     Shared Dispositive
                           Power     66,131,430 shares of Common Stock
                                     issuable upon conversion of
                                     3,637,228.65 shares of Rite Aid's 8% Series
                                     D Cumulative Convertible "Pay-In-Kind"
                                     Preferred Stock
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
          66,131,430 shares of Common Stock issuable upon conversion of 3,637,228.65 shares of Rite Aid's 8% Series D Cumulative Convertible "Pay-In-Kind" Preferred Stock
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11):
         11.4% beneficial ownership of the voting stock based on 515,113,894 shares of Common Stock outstanding on May 1, 2002
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions):
                                      PN
--------------------------------------------------------------------------------

CUSIP No. 767754104       13D Amendment No. 1                 Page 3 of 15 Pages
--------------------------------------------------------------------------------


(1)      Name of Reporting Persons:
         I.R.S. Identification No. of Above Persons (entities only):

         GEI Capital III, L.L.C.
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [ ]
--------------------------------------------------------------------------------
(3)      SEC Use Only:
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions):
                                      WC
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):     [ ]
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization:
                                      Delaware
--------------------------------------------------------------------------------
NUMBER OF          (7)      Sole Voting
SHARES                      Power     0
BENEFICIALLY       -------------------------------------------------------------
OWNED              (8)      Shared Voting
BY EACH                     Power     66,131,430 shares of Common Stock
REPORTING                             issuable upon conversion of
PERSON WITH                           3,637,228.65 shares of Rite Aid's 8%
                                      Series D Cumulative Convertible
                                      "Pay-In-Kind" Preferred Stock
                   -------------------------------------------------------------
                   (9)      Sole Dispositive
                            Power     0
                   -------------------------------------------------------------
                   (10)     Shared Dispositive
                            Power     61,131,430 shares of Common Stock
                                      issuable upon conversion of
                                      3,637,228.65 shares of Rite Aid's 8%
                                      Series D Cumulative Convertible
                                      "Pay-In-Kind" Preferred Stock
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
         66,131,430 shares of Common Stock issuable upon conversion of 3,637,228.65 shares of Rite Aid's 8% Series D Cumulative Convertible "Pay-In-Kind" Preferred Stock
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11):
         11.4% beneficial ownership of the voting stock based on 515,113,894 shares of Common Stock outstanding on May 1, 2002
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions):
                                       PN
--------------------------------------------------------------------------------

CUSIP No. 767754104       13D Amendment No. 1                 Page 4 of 15 Pages
--------------------------------------------------------------------------------


(1)      Name of Reporting Persons:
         I.R.S. Identification No. of Above Persons (entities only):

         LGP Management, Inc.
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [ ]
--------------------------------------------------------------------------------
(3)      SEC Use Only:
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions):
                                      WC
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):     [ ]
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization:
                                      Delaware
--------------------------------------------------------------------------------
NUMBER OF          (7)      Sole Voting
SHARES                      Power     0
BENEFICIALLY       -------------------------------------------------------------
OWNED              (8)      Shared Voting
BY EACH                     Power     66,131,430 shares of Common Stock issuable
REPORTING                             upon conversion of
PERSON WITH                           3,637,228.65 shares of Rite Aid's 8%
                                      Series D Cumulative Convertible
                                      "Pay-In-Kind "Preferred Stock
                   -------------------------------------------------------------
                   (9)      Sole Dispositive
                            Power     0
                   -------------------------------------------------------------
                   (10)     Shared Dispositive
                            Power     66,131,430 shares of Common Stock
                                      issuable upon conversion of
                                      3,637,228.65 shares of Rite Aid's 8%
                                      Series D Cumulative Convertible
                                      "Pay-In-Kind" Preferred Stock
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
         66,131,430 shares of Common Stock issuable upon conversion of 3,637,228.65 shares of Rite Aid's 8% Series D Cumulative Convertible "Pay-In-Kind" Preferred Stock
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11):
         11.4% beneficial ownership of the voting stock based on 515,113,894 shares of Common Stock outstanding on May 1, 2002
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions):
                                      CO
--------------------------------------------------------------------------------

CUSIP No. 767754104       13D Amendment No. 1                 Page 5 of 15 Pages
--------------------------------------------------------------------------------


(1)      Name of Reporting Persons:
         I.R.S. Identification No. of Above Persons (entities only):

         Leonard Green & Partners, L.P.
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [ ]
--------------------------------------------------------------------------------
(3)      SEC Use Only:
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions):
                                      WC
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):     [ ]
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization:
                                      Delaware
--------------------------------------------------------------------------------
NUMBER OF          (7)      Sole Voting
SHARES                      Power     0
BENEFICIALLY       -------------------------------------------------------------
OWNED              (8)      Shared Voting
BY EACH                     Power     66,131,430 shares of Common Stock issuable
REPORTING                             upon conversion of
PERSON WITH                           3,637,228.65 shares of Rite Aid's 8%
                                      Series D Cumulative Convertible
                                      "Pay-In-Kind" Preferred Stock
                   -------------------------------------------------------------
                   (9)      Sole Dispositive
                            Power     0
                   -------------------------------------------------------------
                   (10)     Shared Dispositive
                            Power     66,131,430 shares of Common Stock issuable
                                      upon conversion of
                                      3,637,228.65 shares of Rite Aid's 8%
                                      Series D Cumulative Convertible
                                      "Pay-In-Kind" Preferred Stock
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
         66,131,430 shares of Common Stock issuable upon conversion of 3,637,228.65 shares of Rite Aid's 8% Series D Cumulative Convertible "Pay-In-Kind" Preferred Stock
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11):
         11.4% beneficial ownership of the voting stock based on 515,113,894 shares of Common Stock outstanding on May 1, 2002
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions):
                                      PN
--------------------------------------------------------------------------------

CUSIP No. 767754104        13D Amendment No. 1                Page 6 of 15 Pages
--------------------------------------------------------------------------------


(1)      Name of Reporting Persons:
         I.R.S. Identification No. of Above Persons (entities only):

         Leonard I. Green
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [ ]
--------------------------------------------------------------------------------
(3)      SEC Use Only:
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions):
                                     WC, PF, SC, AF
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):     [ ]
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization:
                                     United States of America
--------------------------------------------------------------------------------
NUMBER OF          (7)      Sole Voting Power
SHARES                               104,000 shares of Common Stock
BENEFICIALLY                         990,000 shares of Common Stock
OWNED                                beneficially owned through Verdi
BY EACH                              Group, Inc. as sole owner
REPORTING
PERSON WITH         ------------------------------------------------------------
                    (8)      Shared Voting Power
                                     66,131,430 shares of Common Stock
                                     issuable upon conversion of
                                     3,637,228.65 shares of Rite Aid's 8% Series
                                     D Cumulative Convertible "Pay-In-Kind"
                                     Preferred Stock
                    ------------------------------------------------------------
                    (9)      Sole Dispositive Power
                                     104,000 shares of Common Stock
                                     990,000 shares of Common Stock beneficially
                                     owned through Verdi Group, Inc. as sole
                                     owner
                    ------------------------------------------------------------
                    (10)     Shared Dispositive Power
                                     66,131,430 shares of Common Stock issuable
                                     upon conversion of 3,637,228.65 shares of
                                     Rite Aid's 8% Series D Cumulative
                                     Convertible "Pay-In-Kind" Preferred Stock
                    ------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
         67,225,430, including 66,131,430 shares of Common Stock issuable upon conversion of 3,637,228.65 shares of Rite Aid's 8% Series D Cumulative Convertible "Pay-In-Kind" Preferred Stock
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11):
         11.6% beneficial ownership of the voting stock based on 515,113,894 shares of Common Stock outstanding on May 1, 2002
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions):
                                     IN
--------------------------------------------------------------------------------

CUSIP No. 767754104        13D Amendment No. 1                Page 7 of 15 Pages
--------------------------------------------------------------------------------


(1)      Name of Reporting Persons:
         I.R.S. Identification No. of Above Persons (entities only):

         Jonathan D. Sokoloff
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [ ]
--------------------------------------------------------------------------------
(3)      SEC Use Only:
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions):
                                      WC, PF, AF
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):     [ ]
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization:
                                      United States of America
--------------------------------------------------------------------------------
NUMBER OF            (7)      Sole Voting Power
SHARES                                705,436 shares of Common Stock held by the
BENEFICIALLY                          Jonathan D. Sokoloff and Cheryl D.
OWNED                                 Sokoloff Family Trust
BY EACH
REPORTING            -----------------------------------------------------------
PERSON WITH          (8)      Shared Voting Power
                                      66,131,430 shares of Common Stock issuable
                                      upon conversion of
                                      3,637,228.65 shares of Rite Aid's 8%
                                      Series D Cumulative Convertible
                                      "Pay-In-Kind" Preferred Stock
                     -----------------------------------------------------------
                     (9)      Sole Dispositive Power
                                      705,436 shares of Common Stock held by the
                                      Jonathan D. Sokoloff and Cheryl D.
                                      Sokoloff Family Trust
                     -----------------------------------------------------------
                     (10)     Shared Dispositive Power
                                      66,131,430 shares of Common Stock issuable
                                      upon conversion of 3,637,228.65 shares of
                                      Rite Aid's 8% Series D Cumulative
                                      Convertible "Pay-In-Kind" Preferred Stock
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
         66,836,866, including 66,131,430 shares of Common Stock issuable upon conversion of 3,637,228.65 shares of Rite Aid's 8% Series D Cumulative Convertible "Pay-In-Kind" Preferred Stock
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions):        [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11):
         11.5% beneficial ownership of the voting stock based on 515,113,894 shares of Common Stock outstanding on May 1, 2002
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions):
                                       IN
--------------------------------------------------------------------------------

CUSIP No. 767754104        13D Amendment No. 1                Page 8 of 15 Pages
--------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER
         -------------------

     This Amendment No. 1 to the Statement on Schedule 13D ("Amendment No. 1") relates to Common Stock of Rite Aid Corporation, par value $1.00 per share (the "Common Stock"), and 8% Series D Cumulative Convertible "Pay-In-Kind" Preferred Stock, par value $1.00 per share (the "Series D Preferred Stock"), convertible into Common Stock of Rite Aid Corporation, a Delaware corporation (the "Issuer").

     The address of the Issuer's principal executive office is 30 Hunter Lane, Camp Hill, Pennsylvania 17011.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

     (a) (i) This Amendment No. 1 amends the Schedule 13D, filed with the Securities and Exchange Commission on August 8, 2000, of Green Equity Investors III, L.P., a Delaware limited partnership ("GEI III"). Green Equity Investors Side III, L.P., a Delaware limited partnership ("GEI Side III") is an affiliated fund of GEI III. GEI Capital III, L.L.C., a Delaware limited liability company ("GEI"), is the general partner of GEI III and GEI Side III. GEI's principal business is to act as the general partner of GEI III and GEI Side III, each of whose principal business is to pursue investments. LGP Management, Inc., a Delaware corporation ("LGPM"), is the general partner of Leonard Green & Partners, L.P., a Delaware limited partnership ("LGP"), which is an affiliate of GEI and whose principal business is to act as the management company of GEI III, GEI Side III and other affiliated funds. As a result of their relationship with GEI III and GEI Side III, each of GEI, LGPM and LGP may be deemed to have indirect beneficial ownership of the Common Stock of which GEI III and GEI Side III have beneficial ownership; however, each of GEI, LGPM and LGP disclaim beneficial ownership of such shares of Common Stock.

     (ii) The persons filing this Amendment No. 1 are GEI III, GEI Side III, GEI, LGPM, LGP, Leonard I. Green, and Jonathan D. Sokoloff (collectively, the "Reporting Persons").

     Leonard I. Green, Jonathan D. Sokoloff, John G. Danhakl, Peter J. Nolan, Jonathan A. Seiffer and John M. Baumer directly (whether through ownership interest or position) or indirectly through one or more intermediaries, may be deemed to control GEI III, GEI Side III, GEI, LGPM and/or LGP. As stated above, GEI, LGPM and LGP may be deemed to share beneficial ownership with respect to the Common Stock of which GEI III and GEI Side III have beneficial ownership. As such, Messrs. Green, Sokoloff, Danhakl, Nolan, Seiffer and Baumer may be deemed to have shared beneficial ownership over such shares of Common Stock. However, each of Messrs. Green, Sokoloff, Danhakl, Nolan,

CUSIP No. 767754104        13D Amendment No. 1                Page 9 of 15 Pages
--------------------------------------------------------------------------------

Seiffer and Baumer disclaim  beneficial  ownership of such shares of Common
Stock.

     (b) (i) The address of the principal business of GEI III and GEI Side III is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025. The principal place of business of each of GEI, LGPM and LGP is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

        (ii) The address of the principal business office of each of the other Reporting Persons is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

     (c) (i) Not applicable to GEI III, GEI Side III, GEI, LGPM or LGP.

        (ii) Leonard I. Green is the founding partner of LGP and a member of the Board of Directors of the Issuer.

       (iii) Jonathan D. Sokoloff is a partner of LGP and a member of the Board of Directors of the Issuer.

     (d) Neither GEI III, GEI Side III nor any of the other Reporting Persons has been convicted in a criminal proceeding during the last five years.

     (e) Neither GEI III, GEI Side III nor any of the other Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violation with respect to such laws during the last five years.

     (f) Messrs. Green and Sokoloff are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

     The Reporting Persons acquired shares of 8% Series B Cumulative Convertible "Pay-In-Kind" Preferred Stock (the "Series B Preferred Stock") on December 9, 1999 upon the exchange of shares of the Issuer's 8% Series A Cumulative Convertible "Pay-In-Kind" Preferred Stock (the "Series A Preferred Stock"). The shares of Series A Preferred Stock were purchased on October 27, 1999 for $300,000,000 from GEI III's working capital. On October 5, 2001, the Issuer exchanged all outstanding shares of Series B Preferred Stock for an equal number of shares of Series D Preferred Stock. The Series D Preferred Stock differs from the Series B Preferred Stock only in that the consent of holders of the Series D Preferred Stock is not required in order for the Issuer to issue shares of the Issuer's capital stock that are on parity with the Series D Preferred Stock with respect to dividends and distributions upon the liquidation, distribution or winding up of the Issuer.

CUSIP No. 767754104        13D Amendment No. 1               Page 10 of 15 Pages
--------------------------------------------------------------------------------


     Leonard I. Green, as sole owner of Verdi Group, Inc., acquired indirect beneficial ownership of 990,000 shares of Common Stock by distribution of shares owned by Green Equity Investors, L.P., a prior private equity fund. Leonard I. Green also has direct beneficial ownership of 4,000 shares of Common Stock that he received as part of the Issuer's non-employee director restricted stock award for services on the Issuer's Board for the years 1998 and 1999. On January 18, 2002, Leonard I. Green acquired direct beneficial ownership of 100,000 shares of Common Stock though the use of personal funds.

     Jonathan D. Sokoloff acquired 505,436 shares of Common Stock by distribution of shares owned by Green Equity Investors, L.P., a prior private equity fund. On January 22, 2002, Jonathan D. Sokoloff acquired 200,000 shares of Common Stock by using personal funds. Jonathan D. Sokoloff has indirect beneficial ownership of these 705,436 shares of Common Stock, which are held in the Jonathan D. Sokoloff and Cheryl D. Sokoloff Family Trust.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

     GEI III, GEI Side III and the other Reporting Persons acquired the Series D Preferred Stock for investment purposes. GEI III, GEI Side III and certain of the Reporting Persons, including Leonard I. Green and Jonathan D. Sokoloff, intend to participate in the management of the Issuer through representation on the Issuer's Board of Directors. For further information, see Items 2 and 6 hereof.

     Except as disclosed in this Item 4, neither GEI III, GEI Side III nor any of the other Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

     (a) and (b)



 Number of
 Shares With        Shared Voting      Aggregate Number
 Sole Voting        and Dispositive      of Shares          Percentage of
and Dispositive       Power            Beneficially       Class Beneficially
   Power                                 Owned                  Owned
----------------    ---------------   ----------------    ------------------
     0              66,131,430(1)       66,131,430               11.4%

1,094,000(2)        66,131,430(1)       67,225,430               11.6%

  705,436(3)        66,131,430(1)       66,836,866               11.5%

CUSIP No. 767754104        13D Amendment No. 1               Page 11 of 15 Pages
--------------------------------------------------------------------------------


        (1) The Reporting Persons do not directly own these shares of Common Stock of the Issuer as of the date of this Amendment No.1, but upon conversion of the 3,637,228.65 shares of Series D Preferred Stock, GEI III, GEI Side III and the other Reporting Persons would beneficially own 66,131,430 shares of Common Stock representing approximately 11.4% of the Issuer's voting stock.


        (2) Shares beneficially owned by Leonard I. Green, in addition to the shares of Series D Preferred Stock described in footnote (1).

        (3) Shares beneficially owned by Jonathan D. Sokoloff, in addition to the shares of Series D Preferred Stock described in footnote (1).

     (c) None of the Reporting Persons has effected any transactions involving the Common Stock in the last 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
         ------------------------------------------------------------------

     On October 27, 1999, GEI III purchased 3,000,000 shares of the Issuer's Series A Preferred Stock at a purchase price of $100 per share. On December 9, 1999, GEI III exchanged all of its shares of Series A Preferred Stock for an equivalent number of shares of Series B Preferred Stock. On October 5, 2001, the Issuer exchanged all outstanding shares of Series B Preferred Stock for an equal number of shares of 8% Series D Preferred Stock. The Series D Preferred Stock differs from the Series B Preferred Stock only in that the consent of holders of the Series D Preferred Stock is not required in order for the Issuer to issue shares of the Issuer's capital stock that are on parity with the Series D Preferred Stock with respect to dividends and distributions upon the liquidation, distribution or winding up of the Issuer. Each share of Series D Preferred Stock is convertible into the number of shares of the Issuer's Common Stock equal to the liquidation preference divided by the conversion price.

     Each holder of Series D Preferred Stock is entitled to vote together with holders of the Issuer's Common Stock as a single class, and each holder of Series D Preferred Stock is entitled to one vote for each share of Common Stock issuable upon conversion of such holder's Series D Preferred Stock. The holders of Series D Preferred Stock are entitled to vote separately as a class to elect two directors to the Issuer's Board of Directors. Pursuant to this right, Leonard I. Green and Jonathan D. Sokoloff hold seats on the Issuer's Board of Directors. In each of fiscal 1998 and 1999, Leonard I. Green received restricted stock awards of 2,000 shares of Common Stock, which award was made to all the Issuer's non-employee directors.

  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Issuer, holders of Series D Preferred Stock are entitled to receive out of the Issuer's assets legally available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any other class or series of capital stock ranking junior to the Series D Preferred Stock, a liquidation preference of $100, subject to certain adjustments, plus all accrued and unpaid dividends thereon. If, upon any voluntary or involuntary liquidation, dissolution or

CUSIP No. 767754104        13D Amendment No. 1               Page 12 of 15 Pages
--------------------------------------------------------------------------------


winding up of the Issuer, the amounts payable to holders of Series D Preferred Stock and any other shares of preferred stock ranking as to such distribution on a parity with the Series D Preferred Stock are not paid in full, the holders of Series D Preferred Stock and of such other shares of preferred stock will share ratably in any such distribution of the Issuer's assets in proportion to the full respective preferential amounts to which they are entitled.

     Each holder of Series D Preferred Stock is entitled to receive cumulative preferential dividends at the rate of 8% on the liquidation preference, payable quarterly in arrears. Dividends shall be paid, at the Issuer's option, either in cash, additional shares of Series D Preferred Stock, or a combination thereof. From time to time, on or after October 25, 2004, the Issuer may redeem shares of Series D Preferred Stock at 105% of the liquidation preference plus any unpaid partial dividends to the applicable redemption date. Holders of Series D Preferred Stock have no preemptive rights to subscribe for any additional securities which the Issuer may issue. The Issuer has granted the holders of Series D Preferred Stock certain registration rights with respect to the Series D Preferred Stock and the Common Stock into which the Series D Preferred Stock may be converted. A more complete description of the rights and preferences of the Series D Preferred Stock is set forth in the Certificate of Designations filed herewith as Exhibit 7.6 and incorporated by reference to the Issuer's Form 10-Q, filed with the Securities and Exchange Commission on October 12, 2001.

     Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

     7.1 Commitment Letter, dated October 18, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (incorporated by reference to exhibit 10.1 to Rite Aid Corporation's Current Report on Form 8-K, dated November 2, 1999).

     7.2 Registration Rights Agreement, dated as of October 27, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (incorporated by reference to exhibit 4.1 to Rite Aid Corporation's Current Report on Form 8-K, dated November 2, 1999).

     7.3 Letter agreement, dated October 27, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (previously filed as an exhibit to the Schedule 13D filed on August 8, 2000).

     7.4 Letter agreement, dated October 27, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (previously filed as an exhibit to the Schedule 13D filed on August 8, 2000).

     7.5 Amendment Number 1 to Registration Rights Agreement, dated as of October 27, 1999 by and among Rite Aid Corporation and Green Equity Investors III, L.P. (incorporated by

CUSIP   No.   767754104   13D   Amendment   No.  1       Page  13  of  15  Pages
--------------------------------------------------------------------------------


reference to Exhibit 10.61 to Rite Aid Corporation's Quarterly Report on Form 10-Q, filed October 12, 2001).

     7.6 Certificate of Designations of 8% Series D Cumulative Convertible "Pay-In-Kind" Preferred Stock of Rite Aid Corporation, dated October 3, 2001 (incorporated by reference to Exhibit 3.5 to Rite Aid Corporation's Quarterly Report on Form 10-Q, filed October 12, 2001).

     7.7 Joint Filing Agreement, dated June 18, 2002 (filed herewith).

     7.8 Power of Attorney, dated June 18, 2002 (filed herewith).

CUSIP   No.   767754104   13D   Amendment   No.  1       Page  14  of  15  Pages
--------------------------------------------------------------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Dated as of June 18, 2002


                                Green Equity Investors III, L.P.
                                By: GEI Capital III, L.L.C., its General Partner

                                    By:      /s/ Jonathan D. Sokoloff
                                             -----------------------------------
                                            Name:    Jonathan D. Sokoloff
                                            Title:   Manager


                                Green Equity Investors Side III, L.P.
                                By: GEI Capital III, L.L.C., its General Partner

                                   By:      /s/ Jonathan D. Sokoloff
                                             -----------------------------------
                                            Name:    Jonathan D. Sokoloff
                                            Title:   Manager


                                GEI Capital III, L.L.C.

                                    By:      /s/ Jonathan D. Sokoloff
                                             -----------------------------------
                                            Name:    Jonathan D. Sokoloff
                                            Title:   Manager


                                LGP Management, Inc.

                                    By:      /s/ Jonathan D. Sokoloff
                                             -----------------------------------
                                             Name:    Jonathan D. Sokoloff
                                             Title:   Vice President


                                Leonard Green & Partners, L.P.

                                By:LGP Management, Inc., its General Partner

                                   By:       /s/ Jonathan D. Sokoloff
                                             -------------------------------
                                              Name:    Jonathan D. Sokoloff
                                              Title:   Vice President

                                /s/ Leonard I. Green
                                --------------------------------------------
                                Leonard I. Green

                                /s/ Jonathan D. Sokoloff
                                --------------------------------------------
                                Jonathan D. Sokoloff

CUSIP No. 767754104         13D Amendment No. 1              Page 15 of 15 Pages
--------------------------------------------------------------------------------


                                  EXHIBIT INDEX



EXHIBIT NO.           DESCRIPTION

Exhibit 7.1 Commitment Letter, dated October 18, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (incorporated by reference to Exhibit 10.1 to Rite Aid Corporation's current report on Form 8-K, dated November 2, 1999).

Exhibit 7.2 Registration Rights Agreement, dated October 27, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (incorporated by reference to Exhibit
                      4.1 to Rite Aid Corporation's current report on Form 8-K, dated November 2, 1999).

Exhibit 7.3 Letter agreement, dated October 27, 1995, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (previously filed as an exhibit to the Schedule 13D filed on August 8, 2000).

Exhibit 7.4 Letter agreement, dated October 27, 1999, by and between Rite Aid Corporation and Green Equity Investors III, L.P. (previously filed as an exhibit to the Schedule 13D filed on August 8, 2000).

Exhibit 7.5 Amendment Number 1 to Registration Rights Agreement, dated as of October 27, 1999 by and among Rite Aid
                      Corporation and Green Equity Investors III, L.P. (incorporated by reference to Exhibit 10.61 to Rite Aid Corporation's Quarterly Report on Form 10-Q, filed October 12, 2001).

Exhibit 7.6 Certificate of Designations, dated October 3, 2001 (incorporated by reference to Exhibit 3.5 to Rite Aid Corporation's Quarterly Report on Form 10-Q, filed on October 12, 2001).

Exhibit 7.7 Joint Filing Agreement, dated June 18, 2002 (filed herewith).

Exhibit 7.8           Power of Attorney, dated June 18, 2002 (filed herewith).